CUSIP No. 53803X150	SCHEDULE 13G	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Live Oak Bancshares, Inc.

 (Name of Issuer)

Class A Common Stock

 (Title of Class of Securities)

53803X150

 (CUSIP Number)

March 30, 2016

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53803X150	SCHEDULE 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS Estate of Maurice J. Koury, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Based upon 29,483,160 Shares of Class A common stock and 4,723,530 Shares of Class B common stock outstanding as of August 5, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP No. 53803X150	SCHEDULE 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS Ann K. Koury, Executor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,000
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER 2,000
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,952,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (2)
12	TYPE OF REPORTING PERSON IN

(2)	Based upon 29,483,160 Shares of Class A common stock and 4,723,530 Shares of Class B common stock outstanding as of August 5, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP No. 53803X150	SCHEDULE 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS Bradford A. Koury, Executor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (3)
12	TYPE OF REPORTING PERSON IN

(3)	Based upon 29,483,160 Shares of Class A common stock and 4,723,530 Shares of Class B common stock outstanding as of August 5, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP No. 53803X150	SCHEDULE 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS Ernest A. Koury, Jr., Executor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,000
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER 5,000
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (4)
12	TYPE OF REPORTING PERSON IN

(4)	Based upon 29,483,160 Shares of Class A common stock and 4,723,530 Shares of Class B common stock outstanding as of August 5, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP No. 53803X150	SCHEDULE 13G	Page 6 of 11

1	NAMES OF REPORTING PERSONS Teena M. Koury, Executor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (5)
12	TYPE OF REPORTING PERSON IN

(5)	Based upon 29,483,160 Shares of Class A common stock and 4,723,530 Shares of Class B common stock outstanding as of August 5, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP No. 53803X150	SCHEDULE 13G	Page 7 of 11

1	NAMES OF REPORTING PERSONS Miltom E. Petty, Executor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 89,410 (6)
	6	SHARED VOTING POWER 1,950,560
	7	SOLE DISPOSITIVE POWER 89,410 (6)
	8	SHARED DISPOSITIVE POWER 1,950,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (7)
12	TYPE OF REPORTING PERSON IN

(6)	Includes 83,410 shares of Class A common stock and 6,000 options to acquire Class A common stock exercisable within 60 days of the date of this filing.
(7)	Based upon 29,483,160 Shares of Class A common stock and 4,723,530 Shares of Class B common stock outstanding as of August 5, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP No. 53803X150	SCHEDULE 13G	Page 8 of 11

Item 1.

(a)	Name of Issuer:

Live Oak Bancshares, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1741 Tiburon Drive, Wilmington, North Carolina 28403.

Item 2

(a)	Name of Person Filing:

This statement is filed by the Estate of Maurice J. Koury (the “Estate”), together with the executors of the Estate: Ann K. Koury, Bradford A. Koury, Ernest A. Koury, Jr., Teena M. Koury and Miltom E. Petty. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is P.O. Box 850, Burlington, NC 27216.

(c)	Citizenship:

The Estate: North Carolina.

Each of the other Reporting Persons: the United States of America.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

53803X150

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

The 1,950,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Estate of Maurice J. Koury, Deceased (the “Estate”) represent (a) 0 common shares of the Company as to which the Estate has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Estate has shared dispositive and voting power.

The 1,952,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Ann K. Koury represent (a) 2,000 common shares of the Company as to which Ms. A. Koury has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Estate has shared dispositive and voting power.

The 1,950,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Bradford A. Koury represent (a) 0 common shares of the Company as to which Mr. B. Koury has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Estate has shared dispositive and voting power.

CUSIP No. 53803X150	SCHEDULE 13G	Page 9 of 11

The 1,955,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Ernest A. Koury, Jr. represent (a) 5,000 common shares of the Company as to which Mr. E. Koury has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Estate has shared dispositive and voting power.

The 1,950,560 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Teena M. Koury represent (a) 0 common shares of the Company as to which Ms. T. Koury has sole dispositive and voting power, and (b) 1,950,560 shares as to which the Estate has shared dispositive and voting power.

The 2,033,970 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Miltom E. Petty include (a) 83,410 common shares of the Company as to which Mr. Petty has sole dispositive and voting power, and (b) 1,950,560 shares owned by the Estate, of which Mr. Petty is Co-Executor. Mr. Petty does not have any interest in the shares owned by the Estate other than in his capacity as a Co-Executor of the Estate.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 53803X150	SCHEDULE 13G	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2016

Estate of maurice j. koury		ANN K. KOURY

By:	/s/ Ann K. Koury	/s/ Ann K. Koury
Name:	Ann K. Koury	Ann K. Koury
Title:	Executor

Estate of maurice j. koury		BRADFORD A. KOURY

By:	/s/ Bradford A. Koury	/s/ Bradford A. Koury
Name:	Bradford A. Koury	Bradford A. Koury
Title:	Executor

Estate of maurice j. koury		ERNEST A. KOURY, JR.

By:	/s/ Ernest A. Koury, Jr.	/s/ Ernest A. Koury, Jr.
Name:	Ernest A. Koury, Jr.	Ernest A. Koury, Jr.
Title:	Executor

Estate of maurice j. koury		TEENA M. KOURY

By:	/s/ Teena M. Koury	/s/ Teena M. Koury
Name:	Teena M. Koury	Teena M. Koury
Title:	Executor

Estate of maurice j. koury		MILTOM E. PETTY

By:	/s/ Miltom E. Petty	/s/ Miltom E. Petty
Name:	Miltom E. Petty	Miltom E. Petty
Title:	Executor

CUSIP No. 53803X150	SCHEDULE 13G	Page 11 of 11

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated September 19, 2016, among the Estate, Ann K. Koury, Bradford A. Koury, Ernest A. Koury, Jr., Teena M. Koury and Miltom E. Petty.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of Live Oak Bancshares, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this joint filing agreement to be executed on their behalf this 19th day of September, 2016.

Estate of maurice j. koury		ANN K. KOURY

By:	/s/ Ann K. Koury	/s/ Ann K. Koury
Name:	Ann K. Koury	Ann K. Koury
Title:	Executor

Estate of maurice j. koury		BRADFORD A. KOURY

By:	/s/ Bradford A. Koury	/s/ Bradford A. Koury
Name:	Bradford A. Koury	Bradford A. Koury
Title:	Executor

Estate of maurice j. koury		ERNEST A. KOURY, JR.

By:	/s/ Ernest A. Koury, Jr.	/s/ Ernest A. Koury, Jr.
Name:	Ernest A. Koury, Jr.	Ernest A. Koury, Jr.
Title:	Executor

Estate of maurice j. koury		TEENA M. KOURY

By:	/s/ Teena M. Koury	/s/ Teena M. Koury
Name:	Teena M. Koury	Teena M. Koury
Title:	Executor

Estate of maurice j. koury		MILTOM E. PETTY

By:	/s/ Miltom E. Petty	/s/ Miltom E. Petty
Name:	Miltom E. Petty	Miltom E. Petty
Title:	Executor